CTD HOLDINGS, INC.
27317 N.W. 78th Avenue
High Springs, FL  32643
(386) 454-0887

February 28, 2011

VIA EDGAR AND FAX (703-813-6968)

Mr. Rufus Decker
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 4631
Washington, DC  20549-4631

RE:
CTD Holdings, Inc.
Form 10-K/A for the Fiscal Year ended December 31, 2009
Forms 10-Q/A for the Fiscal Quarters ended March 31, 2010, and
September 30, 2010 and Form 10-Q for the Fiscal Quarter ended June 30, 2010
File No. 0-25466

Dear Mr. Decker:

We are responding to the comments of the staff (the “Staff”) of the Division of Corporation Finance Securities and Exchange Commission set forth in the Staff’s February 24, 2011 letter.  For your reference, we included each comment from the Staff’s letter followed by our response.

Form 10-K/A for the Year Ended December 31, 2009

Business, page 1

1.
We note your response to comment three in our letter dated February 11, 2011.  In particular, we note your statement that there are at least six suppliers from which natural CDs are available, and that percentage of supplies that you purchase from any given supplier varies each year.  In order to provide context for such statement, please supplementally advise us as to the percentage of your supplies that you purchased from any of the six suppliers during the last two completed fiscal years.  Further, we note your statement that very few companies supply chemically modified CDs, and the production schedule is unpredictable.  To the extent material, please disclose in future filings the percentage of your business that is dependent on chemically modified CDs, and whether the potentially limited supply has had, or could have, a material adverse effect on your business.

Response:

We supplementally advise you that the percentages of supplies purchased from all of our suppliers, based upon the cost of supplies purchased from a particular supplier compared to the total cost of supplies purchased, for the last two completed fiscal years are as follows:

Name of Supplier	Percentage of Supplies Purchased During
	2008	2009

Cyclodextrin Research & Development Laboratory	22%	15%
Equinox Chemicals, LLC	4%	58%
Hangzhou Peak Chemical Company Limited	0%	0%
International Specialty Products, Inc.	8%	27%
Mitsubishi Chemical Corporation	22%	0%
Wacker Chemical Corporation	44%	0%

To the extent material, we will disclose in our future filings the percentage of our business that is dependent on chemically modified CDs, and whether the potentially limited supply has had, or could have, a material adverse effect on our business.

2.
We note your response to comment six in our letter dated February 11, 2011.  In your next Exchange Act report, please disclose your exclusive right to distribute products produced by Cyclodextrin Research & Development Laboratory will expire as of July 2011 and will not be renewed.

Response:

We will disclose in our next Exchange Act report that our exclusive right to distribute products produced by Cyclodextrin Research & Development Laboratory will expire as of July 2011 and will not be renewed.

3.
We note your response to comment 11 in our letter dated February 11, 2011.  Please confirm that in future filings you will disclose such awards of stock in the appropriate “Stock Awards” column of the Summary Compensation Table, as opposed to categorizing such awards as “Restricted Stock Awards.”

Response:

We confirm that we will disclose in our future filings such awards of stock in the appropriate “Stock Awards” column of the Summary Compensation Table, as opposed to categorizing such awards as “Restricted Stock Awards.”

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If you require any additional information, kindly contact our outside legal counsel, Leslie J. Croland with Edwards Angell Palmer & Dodge LLP at (561) 833-7700.

Sincerely,

/s/ C.E. Rick Strattan
C.E. Rick Strattan

cc:    Leslie J. Croland